Exhibit 4.43

English Translation for Reference Only

Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd

This Share Transfer Agreement (this “Agreement”) is made and entered into on March 26, 2014

BY AND AMONG:

China Sunergy (Nanjing) Co., Ltd. (“CSUN”)

Address: 123 Focheng West Road, Jiangning Economic and Technical Development Zone, Nanjing

Legal representative: Lu Tingxiu

China Sunergy (Hong Kong) Co., Ltd. (“CSUN HK”)

Address: FLAT/RM 1105 11/F LIPPO CENTRE TOWER 189 QUEENSWAY ADMIRALTY HK

Legal representative: Lu Tingxiu

(The above two parties are hereinafter referred to as the “Transferors” collectively)

China Electric Equipment Group Co., Ltd. (“CEEG”, the “Transferee”)

Address: 6 Shuige Road, Jiangning Economic and Technical Development Zone, Nanjing

Legal representative: Lu Tingxiu

The parties in the above are hereinafter referred to as a “Party” individually and the “Parties” collectively.)

WHEREAS:

1.	China Sunergy (Shanghai) Co., Ltd. (the “Company”) is a Sino-foreign limited liability company duly established by the Transferors and validly existing under the PRC Laws, the detailed information of which is set forth in Appendix 1 hereto.

2.	The Transferors are shareholders of the Company and holds 100% shares of the Company jointly.

3.	The Transferors unanimously agree to transfer to the Transferee and the Transferee agrees to acquire from the Transferors 100% shares held by the Transferors in the Company on the terms and conditions set forth in this Agreement.

NOW THEREFORE, on the basis of equality and mutual benefit and in good faith, the Parties agree as follows through full consultations:

Article 1     Definitions and Interpretations

1.1	Definitions Unless otherwise specified herein, the following terms shall have the meanings ascribed them below:

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PRC or China	means the People’s Republic of China, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan

PRC Laws	means laws, regulations, judicial interpretations and administrative rules officially promulgated by the Chinese legislative authorities at each level and other competent authorities.

Agreement	means this Share Transfer Agreement.

Assets Appraisal Report	means No.[2013] 09 Assets Appraisal Report issued by CANWIN Asserts Appraisal Ltd Shanghai branch.

Benchmark Date of Assets Appraisal	means date June 30, 2013. as used in the Appraisal Report issued by canwin Assets Appraisal Ltd shanghai branch as Benchmark Date of Assets Appraisal

Business	means the business conducted and to be conducted by the Company on or prior to and after the date of the Share Transfer pursuant to this Agreement.

Encumbrances	means mortgage, pledge, lien or other third party’s interests or other rights or claims that may be exercised or filed by third parties.

Share Transfer	means the transfer by the Transferors to the Transferee and the acquisition by the Transferee from the Transferors of the 100% shares held by the Transferors in the Company on the terms and conditions set forth in this Agreement.

Approval Authority	means the original examination and approval authority at the time of establishment of the Company.

AIC	means Shanghai Administration of Industry and Commerce

RMB	means the legal currency of the PRC.

Conditions Precedent	means the conditions precedent to the Second Batch Price payment as specified in Article 4 hereof.

Land	means the land plot No.V-25C in Songjiang District of Shanghai Municipality the land use right of which belongs to the Company.

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Social Insurance	means the pension, medical insurance, work-related insurance, unemployment insurance and maternity insurance prescribed by the PRC Laws.

Leased Properties	means all the properties leased by the Company currently, including plants, offices, employee dormitories and cafeteria.

Working Day	means a day other than Saturday, Sunday or holidays prescribed by the PRC Laws.

1.2	Interpretations

In this Agreement, unless the context otherwise requires:

(a)	References to articles, sections, subsections, appendices, recitals or preambles are to articles, sections, subsections, appendices, recitals or preambles of or to this Agreement; articles, sections, subsections, appendices, exhibits, recitals or preambles constitute part of this Agreement;

(b)	The table of contents and headings in this Agreement are for convenience only and shall not affect the meaning and interpretation of this Agreement;

(c)	The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d)	The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)	Terms defined herein, when used in any certificates or other documents made or delivered in accordance with this Agreement, shall have the meanings ascribed to them, unless otherwise specified therein;

(f)	Any Law defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes;

(g)	References to a person shall also include its permitted successors or assigns; and

(h)	The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

1.3	The Appendices form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Appendices.

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Article 2     Share Transfer

2.1	Subject to the terms and conditions of this Agreement, the Transferors agree to transfer to the Transferee and the Transferee agrees to accept from the Transferors on the date of this Agreement the entire shares of the Company, together with all the rights, title and interests attaching thereto as at the date hereof (the “Shares”).

2.2	The Transferors hereby acknowledge and warrant that the Shares are free from any Encumbrances, and that the Transferee will obtain all the entire powers and rights attached to the Shares after it fully pays the Second Batch Price Price (as defined below) on the terms and conditions of this Agreement.

Article 3     Share Transfer Purchase Price and Payment

3.1	The Parties have determined that the share transfer price is RMB 231,200,000 (the “Share Transfer Price”). The amount payable to CSUN is RMB 173,400,000 and the amount payable to CSUN HK is RMB 57,800,000 (according to the foreign exchange rate of USD against RMB=1: 6.1325 on November 30, 2013) (“CSUN HK paid-up amount”).

The Parties hereby agree that, as the consideration for the company to waive the payables of CSUN to the company, namely, RMB 151,566,211.82 in total, CSUN hereby agrees to exempt the payment obligation of share transfer price of the Transferee within the abovementioned payables limit. Based on the abovementioned waiver and exemption, the share transfer price which shall be paid by the Transferee to CSUN actually is RMB 21,833,788.18 (RMB Twenty-one Million Eight Hundred and Thirty-three Thousand and Seven Hundred and Eighty-eight Point Eighteen) (CSUN paid-up amount and CSUN HK paid-up amount are collectively called “paid-up amount”). The Parties agree that the paid-up amount will be paid by RMB and USD to CSUN and CSUN HK respectively.

3.2	The Transferor and Transferee agree that the paid-up amount shall be paid according to the followings:

(a)	The Transferee shall pay the Transferors 30% of their paid-up amount respectively within one (1) month from the date the Agreement is signed, and the total amount is RMB 23,890,136.45 (RMB Twenty-three Million Eight Hundred and Ninety Thousand and One Hundred and Thirty-six Point Forty-five) (“First Batch Price”).

(b)	Upon the satisfaction or waiver by the Transferee of all the Conditions Precedent specified in Article 4 hereof, the CSUN representing the Transferors shall deliver to the Transferee originals or certified true copies of letters, certificates, documents and other written materials proving the satisfaction of such Conditions Precedent. The Transferee shall, within three (3) Working Days of its receipt of such documents and materials, issue a written response to CSUN, confirming the satisfaction of the Conditions Precedent or explaining in details the reasons that it believes the non-satisfaction of the Conditions Precedent. On the second day of the date when it confirms in writing the satisfaction of the Conditions Precedent or on the second day of the expiry date of the aforesaid three-day period in case the Transferee fails to respond within such period (the “Second Batch Price Payment Date”), the Transferee shall pay 40% of their paid-up amount to the Transferors respectively and the total amount is RMB 31,853,515.27 (RMB Thirty-one Million Eight Hundred and Fifty-three Thousand and Five Hundred and Fifteen Point Twenty-seven) (“Second Batch Price”). The Parties agree that this amount shall be paid within two (2) months the execution of the Agreement the latest.

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(c)	On the date of the completion of the change of registration with the AIC and the obtainment of the new business license from the AIC (“Price Pay-off Date”), the Transferee shall pay the remaining of their paid-up amount to the Transferors respectively and the total amount is RMB 23,890,136.45 (RMB Twenty-three Million Eight Hundred and Ninety Thousand and One Hundred and Thirty-six Point Forty-five). The Parties agree that this amount shall be paid within three (3) months the execution of the Agreement the latest.

3.3	The Transferors shall deliver all the seals and stamps and other relevant certificates and licenses held by the Company to the Transferee upon the payment of the Second Batch Price.

3.4	If the Conditions Precedent specified in Article 4 hereof have not been satisfied or waived within 120 days of the execution of this agreement, then by a prior written notice, the Transferee may:

(a)	terminate this Agreement without bearing any liability; or

(b)	make payment according to the adjusted paid-up amount, if the Transferors and the Transferee agree to adjust the amount of the Share Transfer Price

Article 4     Conditions Precedent to the Second Batch Price Payment

4.1	The payment by the Transferee to the Transferors of the Second Batch Price shall be conditioned upon the satisfaction of the following conditions, unless all or parts of such conditions are waived by the Transferee in writing:

(a)	The approval for changes in shares of foreign-invested enterprises has been issued by the Approval Authority with respect to the Share Transfer;

(b)	No material adverse changes occur to the financial condition, operation, assets, creditor’s rights, liabilities, revenue, prospect or other aspects of the Company, and no material changes occur in the ordinary course of business of the Company from the Benchmark Date of Assets Appraisal Report to the Second Batch Price Payment Date.

(c)	The Company or the Transferors has performed its obligation to notify the relevant lending banks or has obtained the consent of the relevant lending banks with respect to the Share Transfer, if such notice or consent is required in the loan agreement;

(d)	Each director of the Company has executed a resignation to confirm his/her waiver of all his/her rights and to state that he/she will not make and has not made any claims against the Company in the capacity of director or for other reasons; for the avoidance of doubt, the resignation will become effective upon the application of the registration of the Share Transfer with the AIC;

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(e)	The authorized signatory of all the bank accounts of the Company has been changed into the person designated by the Transferee in writing;

(f)	Each representation and warranty made by the Transferors under this Agreement are true, correct, accurate and not-misleading in all material aspects as at the Second Batch Price Payment Date;

(g)	The Transferors have performed and complied with each covenant, undertaking and obligations this Agreement requires them to perform and comply with on or prior to the Second Batch Price Payment Date;

(h)	CSUN HK or the Transferee has obtained the tax payment opinion (if necessary) from the relevant tax authority and completed relevant foreign exchange approval formalities with respect to overseas payment of the paid-up amount of CSUN HK (if necessary);

4.2	For the avoidance of doubt, if no waive is made by Transferee, in order to prove the satisfaction of the Conditions Precedent specified herein, the Transferors shall submit a written confirmation to the Transferee, stating that (1) the representations and warranties specified in Article 6 hereof and Appendix 2 hereto are true, accurate and complete in all aspects as of the Second Batch Price Payment Date; (2) the undertakings and obligations contained herein have been complied with by the Transferors in all aspects during the period from the date hereof to the Second Batch Price Payment Date; and (3) no event or circumstance which have had or will have an material adverse effect has occurred during the period from the Benchmark Date of Assets Appraisal Report to the Second Batch Price Payment Date.

Article 5     First Batch Price Post Obligations

5.1	Following the First Batch Price Payment Date, the Transferors shall and shall promote the Company to, as soon as possible, prepare such documents and materials and go through such formalities as are necessary for handling change registration with the AIC, and shall file an application for registering the change in the Company to the AIC.

5.2	Following the Price Pay-off Date, the Transferors shall, at the request of the Transferee and the Company, assist the Company to go through the formalities of change registration of relevant certificates and licenses necessary for the operation of the Company.

Article 6     Representations and Warranties

6.1	Each Party hereby represents and warrants to the other Parties, that:

(a)	it has full power and authority (including necessary government approvals and internal approvals) to execute and perform this Agreement;

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(b)	the execution, delivery and performance of this Agreement to which it is a party will not violate in any way its business license, certificate of incorporation, articles of association, or any applicable laws, authorizations or approvals, or any provisions of any contractual arrangements to which it is a party or is otherwise bound;

(c)	its representative has been fully authorized to sign this Agreement on its behalf;

(d)	no lawsuit, arbitration or other legal or government proceedings undisclosed is subsisting or pending, or to the best of such Party’s knowledge, threatened in writing or affecting the performance of its obligations hereunder; and

(e)	it shall execute all documents and take all actions necessary to effect the Share Transfer.

6.2	In addition to the representations and warranties made jointly and severally under Appendix 2 hereto, each of the Transferors further represents and warrants jointly and severally to the Transferee that:

(a)	it is the sole legal owner of the entire Shares held by it;

(b)	the Shares are free and clear of any Encumbrance, preemptive right, right of first refusal or other third party option or other right;

(c)	no event or circumstance which has or is likely to have a material adverse effect subsist as at the date of this Agreement and the Second Batch Price Payment Date;

(d)	all information, documents, materials relating to the operation of the Company, including without limitation contingent liabilities, have been provided to the Transferee or the Transferee’s agent without any concealment or material omission.

6.3	Each of the Transferors hereby undertakes to notify and procure the Company to notify the Transferee upon becoming aware of any event which may cause any of the representations and warranties to be incorrect, misleading or breached or which may have an adverse effect on the assets or liabilities of the Company, and, until the Price Pay-off Date, to keep the Transferee updated on a continuous basis for any information which may be helpful to correct, complete, supplement or renew the provided information in relation to any matters disclosed in this Agreement and the Appendices attached hereto.

6.4	Each of the representations and warranties shall be construed as a separate and independent representation and warranty and shall not be limited or restricted by the terms of any other representations and warranties.

6.5	The Transferee explicitly commits that, from the Price Paid-off Date, it will not engage any competitive businesses same as or similar to those of China Sunergy Co., Ltd. and its subsidiary/holding company by taking advantage of any assets of the company or owned by the Transferee.

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Article 7     Indemnification

7.1	The Transferors hereby agree to jointly and severally compensate for the losses suffered by the Transferee arising directly in connection with or from:

(a)	the breach of any representation and warranty made by them herein within the valid term of the representations and warranties;

(b)	the breach of any undertaking or obligations contained herein.

7.2	If the Transferee is aware of any circumstance specified herein under which it may suffer losses, it shall notify the Transferors immediately and reasonably, provide the Transferors with an opportunity to fully defend itself and mitigate the losses, and the Transferors shall fully cooperate with the Transferee to minimize the possible losses by legal and effective means. With respect to disputes, controversies, lawsuits, actions and proceedings relating to the losses, the Transferee shall not waive or omit the exercise of any of its rights in any forms against third parties without the prior written consent of the Transferors. The Transferors are not required to be liable for the magnification of losses resulting from the omission by the Party suffering losses of exercise of its rights or of waiver of its rights. Where the Transferor is remiss of cooperation, thereby the losses are not effectively recovered, the Transferor shall jointly assume the losses suffered by the Transferee.

7.3	The provisions of Article 7 hereto shall not preclude any other rights available to the Transferee under this Agreement or applicable laws or the Transferee’s right to seek any other remedies.

Article 8   Termination

8.1	This Agreement may be terminated under any of the following circumstances:

8.1.1	by the parties by agreement;

8.1.2	by the parties pursuant to Article 3.4 hereof;

8.1.3	by the Transferors if the Transferee fails to pay the Second Batch within thirty (30) days of the date when all the Conditions Precedent specified in Article 4 hereof are satisfied or deemed to be satisfied or waived, unless the Parties unanimously agree in writing to extend the time limit for payment of the Second Batch Price; or

8.1.4	by the Transferors (in case of breach by the Transferee) or the Transferee (in case of breach by the Transferors) if the Transferee or the Transferors materially breach the representations and warranties or its other obligations hereunder, which have material adverse effects, and the Transferee or the Transferors fail to remedy such breach to the satisfaction of the Transferors (in case of breach by the Transferee) or the Transferee (in case of breach by the Transferors) within thirty (30) days of its receipt a relevant written notice.

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8.2	Upon the termination of this Agreement, if the Transferee has paid part or whole of the paid-up amount to the Transferors, such Share Transfer Price shall be returned to the Transferee pursuant to this Agreement, provided however that the Transferee has committed a breach of this Agreement; if the AIC has registered the Shares under the name of the Transferee, the Company and the Transferee shall apply to the Approval Authority for approval of share change, and after such approval of the Approval authority for share change is issued, the formalities of change registration with the AIC shall be gone through immediately to re-register the Shares under the name of the Transferors .

8.3	If the provisions of this Article 8 are terminated, this Agreement other than Articles 9 and 13 shall become invalid. Unless otherwise agreed by the Parties, the termination of this Agreement shall not hinder the exercise and performance of the rights and obligations of the Parties accrued prior to such termination.

Article 9  Confidentiality

9.1	The Parties shall use all their reasonable efforts to keep, and shall ensure that their respective affiliates and senior officers, employees, agents, banks, accountants, legal advisors and other relevant personnel will keep the following information (the “Confidential Information”) confidential:

9.1.1	All information relating to the Share Transfer, including without limitation this Agreement and the progress of the Share Transfer;

9.1.2	Any information (in oral or in writing or in other forms) for which any Party has taken protective measures, or which has been designated to be of confidential nature, or the ownership of which belongs to any Party; and

9.1.3	Relevant information on the other Parties that a Party may receive as a result of its participating in the Share Transfer.

9.2	No Party may disclose the Confidential Information to any third party without the prior written consent of the other Parties.

9.3	The Confidential Information shall not include the following information:

9.3.1	which is or becomes available to the public through no breach of the confidentiality obligation; and

9.3.2	which is development independently or received legally without breaching the confidentiality obligation.

9.4	If a Party is required to disclose the Confidential Information by the applicable laws or by binding judgments, orders or demands of competent courts, any governmental authorities, agencies or regulatory authorities or any other authorities having jurisdiction, such Party shall not be deemed to have breached the confidentiality obligation specified in this article, provided that such Party shall give a prior written notice to the other Parties and shall consult with the other Parties for the purpose of avoiding or mitigating the losses of the other Parties due to such disclosure.

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Article 10     Amendment and Waiver

10.1	Any amendment to this Agreement shall become effective after it is signed by the Parties in writing and approved by the Approval Authority.

10.2	Any waiver of the provisions hereof and rights and obligations shall become effective after it is signed by the waiving Party in writing and on the date when it is approved by the Approval Authority if such approval of the Approval Authority is required.

Article 11     Assignment

11.1	No Party may assign or transfer any of its rights or obligations hereunder and any attempted transfer or assignment shall be null and void.

Article 12     Expenses

12.1	Each Party shall bear its own expenses incurred in connection with the preparation, negotiation, consultation and execution of this Agreement and all related matters, including without limitation legal service fee, financial audit fee, organizational structure change cost, and expense of negotiation, consultation and execution of this Agreement. The detailed provisions are as follows:

12.1.1	The Transferee shall bear the legal fee and financial audit fee paid by the Transferee relating to the Share Transfer;

12.1.2	Unless otherwise specified herein, each Party shall bear all the stamp duty, income tax and any other taxes on net profits arising from the execution, delivery and performance of this Agreement, in each case, payable by it.

Article 13     Governing Law and Dispute Resolution

13.1	The validity, interpretation, performance of and resolution of disputes in connection with this Agreement shall be governed by the PRC Laws.

13.2	Any dispute or claim arising from or in connection with this Agreement or any matter relating to the breach, termination or invalidity of this Agreement (including disputes over the validity of this Agreement or this article) shall be resolved by the Parties through friendly consultation.

13.3	If the Parties fail to resolve a dispute through consultation and mediation within thirty (30) days of the issuance by a Party to the other Parties of a notice confirming the occurrence of the dispute, such dispute shall be submitted to Shanghai International Arbitration Center (“Arbitration Center”) for arbitration in Shanghai in accordance with its arbitration rules.

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13.4	Arbitration pursuant to this Article 13 shall be conducted by an arbitration panel consisting of three (3) arbitrators, one of whom shall be appointed by the Transferors jointly, one shall be appointed by the Transferee, where the Transferors fail to appoint an arbitrator within fifteen (15) days, the Arbitration Center shall appoint an arbitrator for the Transferors. The chief arbitrator shall be elected in accordance with the arbitration rules then in force. The arbitration shall be conducted in Chinese.

13.5	The arbitral award shall be binding upon the Parties and the Parties agree to be bound by and comply with the arbitral award. The court or other judicial authorities having jurisdiction over the Party against with the arbitral award is rendered or the assets of such Party may enforce the arbitral award. Unless otherwise specified in the arbitral award, the arbitration expense and the enforcement fee of the arbitral award shall be borne by the losing Party.

Article 14     Notices

14.1	All notices, demands, requests, waivers, consents, approvals or other communications (the “Notices” collectively) shall be in writing with a copy kept by the delivering Party, shall be signed by the legal or authorized representative of the delivering Party, and shall be delivered to the following addresses or facsimile numbers or such other addresses or facsimile numbers as may be notified:

To: China Electric Equipment Group Co., Ltd.

Address: 6 Shuige Road, Jiangning Economic and Technical Development Zone, Nanjing

Facsimile:

Attn:

To: China Sunergy (Hong Kong) Co., Ltd.

Address: FLAT/RM 1105 11/F LIPPO CENTRE TOWER 189 QUEENSWAY ADMIRALTY HK

Facsimile:

Attn:

To: China Sunergy (Nanjing) Co., Ltd.

Address: 123 Focheng West Road, Jiangning Economic and Technical Development Zone, Nanjing

Facsimile:

Attn:

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14.2	Any notice given by any Party shall be correctly addressed. Unless otherwise specified herein, a notice may be sent by hand delivery, airmail, facsimile or recognized courier service. If a notice is sent by hand delivery or recognized courier service, it shall be deemed to be served even if the addressee refuses to sign in. Any notice correctly addressed shall be deemed to have been duly served under the following circumstances:

14.2.1	at the time it is sent to the mailing address of the addressee and signed in by or on behalf of the addressee (with the exception of the addressee refuses to sign in)if by hand delivery (including by recognized courier service);

14.2.2	seven (7) Working Days after the date of posting if by airmail;

14.2.3	at the time the transmission confirmation report is received if by facsimile.

14.3	Any Party may change each item of its contact information specified herein, provided that a formal notice shall be given to the other Parties. The new contact information stated in the foregoing notice shall become effective on the date specified below:

14.3.1	an effectiveness date specified in the notice; or

14.3.2	ten (10) days after the giving of the notice if no effectiveness date is specified therein or the effectiveness date specified in the notice is less than ten (10) days from the date of giving thereof.

Article 15     Signing and Effectiveness

15.1	This Agreement shall take effect after it is executed by the representative representatives of the Parties and approved by the Approval Authority.

Article 16     Miscellaneous

16.1	This Agreement shall be binding upon the successors of the Parties. The successors of the Parties shall be entitled to the rights, interests, obligations and liabilities of the Parties hereunder.

16.2	No failure to exercise or delay in exercising any right or remedy hereunder by any Party shall be deemed as a waiver thereof, nor any single or partial exercise of any right or remedy hereunder shall hinder the further exercise or other exercise thereof or the exercise of other rights or remedies. The rights and remedies specified herein shall be in addition to other rights or remedies available under the applicable laws, unless otherwise specified by the applicable laws or unless the Parties have provided restrictions on such rights and remedies.

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16.3	This Agreement will supersede and preclude all agreements and arrangements among the Parties (or by any Party) with respect to any matter hereunder, and such agreements and arrangements, if any, shall become invalid on the date of signature of this Agreement.

16.4	If any provision of this Agreement is deemed (or becomes) illegal, invalid or unenforceable in any aspect, the validity and enforceability of the other provisions hereof shall not be affected or impaired.

Article 17     Headings

17.1	Headings of articles are inserted for convenience of reference and shall not affect the meaning and interpretation of any provision of this Agreement.

Article 18     Entire Agreement and Language

18.1	This Agreement and the Appendices hereto shall constitute the entire agreement of the Parties with respect to the subject matter hereof.

18.2	This Agreement shall be executed in Chinese.

The Parties have caused their respective authorized representatives to execute this Agreement as of the date first written above.

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(Signature page)

This Agreement is signed on the date addressed on the first page of this Agreement

Transferors:

China Sunergy (Nanjing) Co., Ltd.

/s/ China Sunergy (Nanjing) Co., Ltd.

Name: Lu Tingxiu      /s/ Lu Tingxiu

Title:

China Sunergy (Hong Kong) Co., Ltd.

/s/ China Sunergy (Hong Kong) Co., Ltd.

Name: Lu Tingxiu      /s/ Lu Tingxiu

Title:

Transferee:

China Electric Equipment Group Co., Ltd.

/s/ China Electric Equipment Group Co., Ltd.

Name: Lu Tingxiu      /s/ Lu Tingxiu

Title:

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